Exhibit 99.2

AMENDED AND RESTATED MARKETING COLLABORATION AGREEMENT

THIS AGREEMENT is dated for reference as of January 1, 2018

BETWEEN:

POSTMEDIA NETWORK INC. a corporation duly incorporated pursuant to the laws of Canada, having its principal office at 365 Bloor Street East, 12th Floor, Toronto, ON M4W 3L4 (“Postmedia”)

AND

MOGO FINANCE TECHNOLOGY INC. a corporation duly incorporated pursuant to the laws of the Province of British Columbia and having its principal office at 2100-401 West Georgia Street, Vancouver, BC V6B 5A1 (“Mogo”)

(collectively, the “Parties” and each a “Party”)

WHEREAS:

A.	Postmedia is a Canadian news media company representing more than 200 brands (the “Postmedia Network”) across multiple print, online, tablet and mobile platforms and any other media operated by Postmedia or its Affiliates which is now known or hereafter devised (the “Postmedia Sites”);

B.	Mogo is a Canadian financial technology company providing an online platform enabling Canadian consumers to use financial services online, generally at lower rates or with more convenience than is available through other means;

C.	The Parties entered into a marketing collaboration agreement on January 25, 2016 (the “Original Agreement”) under which: (a) the Parties collaborated to market and promote the existence and the availability of Mogo’s products and services to Postmedia's readership base; and (2) Mogo provided Postmedia with the opportunity to earn an equity stake in Mogo in exchange for Mogo acquiring new customers from Postmedia’s marketing efforts; and

D.	The Parties have agreed: (1) as contemplated in section 7.1 of the Original Agreement, to extend the Initial Term of the Original Agreement by two years; (2) to fix the Revenue Sharing Payments to which Postmedia is entitled after December 31, 2017; (3) to implement related ancillary amendments to the Original Agreement; and (4) to enter into this amended and restated marketing collaboration agreement to the record the basis on which their collaboration will operate following December 31, 2017.

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NOW THEREFORE, in consideration of the respective covenants, agreements, representations, warranties and indemnities contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby covenant and agree as follows:

1.	Definitions and interpretation

1.1	Definitions

In this Agreement, the following words shall have the following meanings:

(a)	“Acquired Customer” means an individual that becomes a Customer through a Postmedia Contact Point.

(b)	“Affiliates” means, in respect of Postmedia, Postmedia Network Canada Corp. and all Persons under its control and, in respect of Mogo, all Persons under the control of Mogo, and for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction (through the election or appointment of the Persons who direct) of the management and policies of any Person, whether through the ownership of securities, by contract or otherwise.

(c)	“Annual Marketing Plan” means a plan for the number, types and timing of the Campaigns for a year, setting the objectives of each Campaign, how the Minimum Promotional Value for the year is to be allocated to the identified Campaigns and the breakdown of the categories of Postmedia Sites to be used for that year’s Campaigns.

(d)	“Annual Planning Meeting” means a meeting of the Designated Representatives of the Parties to be held not less than 30 days prior to the commencement of each year in the Initial Term (except for the Annual Planning Meeting in respect of the first year of the Initial Term, for which the Annual Planning Meeting was held prior to the Effective Date) to produce the Annual Marketing Plan for the coming year.

(e)	“Applicable Law” means any and all codes, statutes, laws, regulations, rules, permits, licenses, orders, standards and directions (“Laws”) of any Governing Body from time to time in force which are applicable to the Parties. Applicable Law includes: (i) PIPEDA (as defined in Section 1.1(aa) below), (ii) the Canadian anti-spam legislation commonly referred to as “CASL”, and (iii) all applicable Laws governing financial services in Canada.

(f)	“Branding Materials” means Mogo’s marketing materials, including for each Campaign, the seed package setting out the creative concepts for the Campaign, the design, content and artwork for promotional pieces to be used for the Campaign and all other logos, branding and media designs.

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(g)	“Campaign” means the marketing, advertising and other media pieces designed to promote a particular business objective in order to enhance the Mogo brand and generate Acquired Customers.

(h)	“Competing Services” means products or services, offered in Canada, similar to those offered in Canada by Mogo as of the Effective Date, being the provision of consumer loans and pre-paid Visa cards; and

(i)	prior to December 31, 2017, includes mortgages, credit cards or pre-paid card services offered in Canada;

(ii)	after December 31, 2017, only includes mortgages, credit cards or pre-paid card services offered in Canada, if such product or service was being offered by Mogo in Canada on or prior to December 31, 2017 and continues to be offered at the relevant time; and

(iii)	such other products and services as may be agreed upon in writing between the Parties from time to time.

(i)	“Confidential Information” has the meaning set forth in Section 13.2.

(j)	“Creative Works” means any advertisements or other creative works developed or produced by or for Postmedia, or any of its Affiliates, (whether internally or through outsourcing) to promote Mogo, its products and services or the Mogo Platform.

(k)	“Customer” means an Individual that has obtained products or services from Mogo.

(l)	“Customer Data” means any data, information, and other content relating to Customers that is provided by either Party to the other Party in relation to the promotional activities contemplated hereunder. Customer Data shall include data from Customers collected, used, processed, stored, or generated as the result of the use of the Mogo Platform but, for the avoidance of any doubt, will exclude all Postmedia Analytical Data and Personally Identifiable Information.

(m)	“Designated Representatives” has the meaning set forth in Section 3.2.

(n)	“Effective Date” means January 25, 2016, the date on which the Parties entered into the Original Agreement.

(o)	“Governing Body” means any federal, provincial, state, local or other governmental authority, regulatory or administrative body, agency, or board that has legislative authority over the Parties to this Agreement.

(p)	“Initial Term” has the meaning set forth in Section 7.1.

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(q)	“Intellectual Property” means intellectual property of every nature, whether registered or unregistered, including all copyrights, patents, patent rights, trade-marks, certification marks and industrial designs, applications for any of the foregoing, trade names, brand names, business names, trade secrets, proprietary manufacturing information and know-how, instruction manuals, inventions, inventors’ notes, research data, unpatented blue prints, drawings and designs, formulae, calculations, processes, prototypes, technology and marketing rights, content (including images, text and photographs), computer software and source codes.

(r)	“Marketing Mix” means the set of actions, or tactics, that Postmedia uses from time to time to promote Mogo, its products and services or the Mogo Platform.

(s)	“Minimum Promotional Value” means, the amount of Promotional Value set out in Section 4.2.

(t)	“Mogo Analytical Data” means any and all information processed by Mogo or its Affiliates about Customers including, but not limited to, device IDs, IP addresses, cookie data and location, excluding the Postmedia Analytical Data.

(u)	“Mogo Competitor” means any Person that is a consumer financial services entity offering any of the Competing Services.

(v)	“Mogo Platform” means all financial technology software, software platforms, software development toolkits and other toolkits, technology and infrastructure used by Mogo, whether created by Mogo or licensed from third parties.

(w)	“Mogo Rate Card” means a table prepared by Postmedia, no later than March 31 of every year, showing the [FORMULA FOR DETERMINING PRICING OF SERVICES], broken down by each category (excluding the “Other” category) set out in Schedule A.

(x)	“Mogo Warrants” has the meaning set forth in Section 5.3.

(y)	“NDA” means the Non Disclosure Agreement between the Parties dated October 27, 2015.

(z)	“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated associated, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, governmental agency, authority or entity however designated or constituted.

(aa)	“Personally Identifiable Information” means personally identifiable information, including, without limitation, any information that identifies an individual, such as an individual’s passport number, health card number, driver’s license, social insurance number (SIN) or any other government-issued identification number, date of birth, address, telephone number, biometric data, mother’s maiden name, email address, credit card information, or an individual’s name in combination with any other of the elements listed herein, and includes, without limitation, any information which is deemed to be, or found to be by a Governing Body, Personally Identifiable Information under the Personal Information Protection and Electronic Documents Act (“PIPEDA”) or other Applicable Law.

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(bb)	“Postmedia Analytical Data” means any and all information processed by Postmedia or its Affiliates about the Postmedia Subscribers collected from Postmedia Sites or subscription data, including, but not limited to, device IDs, IP addresses, cookie data, location and browsing behaviour on Postmedia Sites.

(cc)	“Postmedia Contact Point” means a set of unique URLs, 1-800 phone numbers, email addresses and unique advertising tracking codes that Mogo and Postmedia will use in all applicable promotional materials to identify Acquired Customers.

(dd)	“Postmedia Contact Point Data” means any and all information regarding Acquired Customers collected from Postmedia Contact Points including, but not limited to, device IDs, IP addresses, cookie data and location, but, for the avoidance of any doubt, will exclude all Personally Identifiable Information.

(ee)	“Postmedia Subscriber” means each individual that subscribes to or accesses, one or more of the Postmedia Sites.

(ff)	“Promotional Value” means, for any quarter or year, the value of the Services provided by Postmedia calculated using the rates set out in the Mogo Rate Card in effect during such period.

(gg)	“Promotional Value Statement” means a quarterly statement produced by Postmedia showing the Promotional Value for the preceding quarter.

(hh)	“Quarterly Marketing Plan” means a plan outlining the minimum Services to be provided by Postmedia in the coming quarter, including the breakdown on the specific Postmedia Sites to be used in such activity and the allocation of Minimum Promotional Value in respect of such quarter.

(ii)	“Quarterly Planning Meeting” means a meeting of the Parties to be held at least thirty (30) days prior to the start of a quarter (except for the Quarterly Planning Meeting in respect of the first quarter of the Initial Term, for which the Quarterly Planning Meeting will be held as soon as practical after the Effective Date) to finalize the Quarterly Marketing Plan for the coming quarter.

(jj)	“Receiving Party” has the meaning set forth in Section 13.2.

(kk)	“Revenue Sharing Payment”, for any quarter after December 31, 2017, means an amount equal to $527,648.

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(ll)	“Services” means any or all advertising, creation, promotion and placement services performed or supplied by Postmedia or its Affiliates for Mogo’s benefit, excluding any services provided pursuant to Section 4.3.

(mm)	“Set-up Fee” means a fee in the amount of $1.2 million to enable Postmedia to implement and execute the Services and pre-book the Minimum Promotional Value.

(nn)	“Tail Period” means the 18 month period following the expiry of the Initial Term.

(oo)	“Termination Date” means, for the purposes of Article 6, the effective date of the termination of this Agreement.

(pp)	“Third Party Marketing” means all advertising, creation, promotion and placement services provided, performed or supplied by (a) Mogo or (b) a Person other than Postmedia, or (c) by Postmedia under Section 4.3, for Mogo’s benefit.

(qq)	“VWAP” means the volume weighted average trading price of Mogo common shares on the TSX, calculated by dividing the total value by the total volume of Mogo common shares traded for the relevant period, provided that, internal crosses and certain other special terms trades will be excluded from such calculation where such exclusions are specifically required by the TSX.

(rr)	“Warrant Certificate” has the meaning set forth in Section 5.3.

1.2	Interpretation

(a)	The division of this Agreement into Sections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Sections and Schedules are to Sections of and Schedules to this Agreement.

(b)	In this Agreement, unless the context requires otherwise, (i) references to “years” are to calendar years, except for the first year of the Initial Term, in which case “year” refers to the period from the Effective Date to December 31, 2016, and (ii) references to “quarters” are references to calendar quarters that are coincident with Mogo’s financial quarters, being January to March (Q1), April to June (Q2), July to September (Q3) and October to December (Q4).

(c)	In this Agreement words importing the singular number include the plural and vice versa, and words importing any gender include all genders. The term “including” means “including without limiting the generality of the foregoing”.

(d)	The following Schedules are attached hereto and shall form an integral part of this Agreement:

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Schedule A – Quarterly Marketing Plan Promotional Value Allocation

Schedule B - Form of Warrant Certificate

2.	NO PARTNERSHIP

This Agreement shall not be construed as creating any partnership, joint venture, agency or similar relationship between the Parties other than a relationship of Parties with respect to the carrying out the terms of this Agreement. All rights, duties, obligations, and liabilities of the Parties therefrom shall be separate, individual and several and not joint or joint and several. Neither Party may contract on behalf of the other and neither Party shall purport to do so.

3.	COORDINATION BETWEEN THE PARTIES

Postmedia and Mogo agree to collaborate with each other to market and promote Mogo, the existence and the availability of Mogo’s products and services, and the Mogo Platform, with a view to maximizing the number of Acquired Customers and Mogo’s revenues, all on the terms and conditions of this Agreement. Without limiting the generality of the foregoing, each of the Parties agrees to implement the following procedures in this Article 3 in order to better achieve this objective.

3.1	Executive Alignment

An executive sponsor (currently contemplated to be Greg Feller for Mogo and Andrew MacLeod for Postmedia) will meet at least quarterly throughout the Initial Term to review the strategic relationship between the Parties hereunder to ensure that it is meeting the expectations of each Party.

3.2	Annual Planning

Each of the Parties will designate a representative (the “Designated Representatives”) that is familiar with marketing and the planning of promotional campaigns. Through its Designated Representative, each Party will meet to develop the Annual Marketing Plan and Campaigns at every Annual Planning Meeting.

3.3	Quarterly Planning

(a)	Each Party will meet to finalize the Quarterly Marketing Plan at every Quarterly Planning Meeting.

(b)	In finalizing the Quarterly Marketing Plan, Mogo will be entitled to designate the Branding Materials, specific Postmedia Sites, placements and dates/times on which the quarterly Promotional Value is to be used.

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(c)	If, due to Postmedia’s commitments and restrictions it has with other customers and advertising partners it is not possible for it to accept Mogo’s designations, at a minimum, Mogo will be entitled to designate the specific Postmedia Sites on which the quarterly Promotion Value is to be used, across the grid in Schedule B, provided that, unless otherwise agreed by the Parties, Mogo cannot allocate more than 25% of the Promotional Value of the Quarterly Marketing Plan to any one box and not more than 50% of the Promotional Value of the Quarterly Marketing Plan to any one row or column (except for the “print” row to which a maximum of 60% of the Promotional Value may be allocated). Without changing Mogo’s quarterly allocations, Postmedia will be entitled to further allocate Mogo’s quarterly allocations in each box across the 3 months in the quarter, provided that not more than 50% of any box is allocated to any one month, and also provided that no month, aggregated across all categories, has less than 25% of the Promotional Value of the Quarterly Marketing Plan.

(d)	Postmedia will provide Mogo with a quarterly report on each of the major Postmedia Sites, consisting of readily available public information regarding the scope, reach and effectiveness of the Postmedia Sites, such as paid circulation, number of subscribers, number of unique visitors, average time spent.

3.4	Implementation

(a)	As part of the Promotional Value:

(i)	Postmedia will use commercially reasonable efforts to provide Mogo with campaigns and placements reasonably comparable to that which Postmedia makes available to [BENCHMARKING GROUP].

(ii)	At Mogo’s request, Postmedia will use commercially reasonable efforts to use its own social media channels to promote, feature, and create buzz around Mogo.

(b)	Each Party will use commercially reasonable efforts to adjust and optimize the Quarterly Marketing Plan to maximize the efficacy of the Campaigns.

(c)	Postmedia’s provision of Services and fulfilment of the Quarterly Marketing Plan is subject to Mogo’s approval (not to be unreasonably withheld or delayed, it being understood that factors such as Mogo’s capacity to accept new Customers would be a reasonable reason to reduce the size or scope of the Services). If Mogo declines any portion of the Services in a given quarter in accordance with the foregoing, Postmedia will use commercially reasonable efforts to credit any unused part of the Promotional Value in a Quarterly Marketing Plan to the next quarter, but Postmedia will not be obliged to displace advertising of its other customers and such credits may not involve the same Marketing Mix or occur in the same manner.

(d)	Cost of Services which are either: (a) not subject to the Mogo Rate Card; or (b) in excess of 10% of the costs specified in the Quarterly Marketing Plan, shall be subject to Mogo’s prior approval, not to be unreasonably delayed.

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(e)	Mogo will create, and provide Postmedia with, the Branding Materials on a timely basis. In preparing the Creative Works, Postmedia will not alter the Branding Materials, other than as may be required in connection with formatting or other logistical or operational requirements of the Postmedia Sites, and must, prior to using any Creative Works in the provision of Services, obtain Mogo’s approval of such Creative Works, which shall not be unreasonably withheld or delayed.

(f)	Mogo will agree to Postmedia’s standard terms and conditions for any Services, as may be amended from time to time, provided that such terms and conditions do not conflict with, and are not inconsistent with, this Agreement.

4.	POSTMEDIA PROMOTIONAL OBLIGATIONS

4.1	Obligations

Postmedia will produce all Creative Works used in promoting Mogo, its products and services, or the Mogo Platform.

4.2	Minimum Promotional Value

During the Initial Term, Postmedia will provide Mogo with Promotional Value as follows:

(a)	in the first year of the Initial Term, at least $15 million in Promotional Value;

(b)	in the second year of Initial Term, at least $20 million in Promotional Value; and

(c)	in the third and subsequent years of the Initial Term, at least $15 million in Promotional Value.

4.3	Right of First Refusal

Postmedia will have the right of first refusal to provide any Third Party Marketing proposed by Mogo, on [REQUIRED EQUIVALENCY TERMS OF POSTMEDIA RESPONSE TO THIRD PARTY MARKETING PROPOSAL] Mogo will provide Postmedia with commercially reasonable advance notice of any proposed Third Party Marketing and Postmedia shall have a commercially reasonable period in which to respond to such notice in order to exercise its right of first refusal. This right of first refusal shall not apply in respect of referral fees paid by Mogo to third parties for Customer referrals. Amounts paid by Mogo to Postmedia for Third Party Marketing obligations assumed by Postmedia under this right of first refusal will not be included in any calculation of Promotional Value.

4.4	Tail Period

Mogo will be entitled to advertise on Postmedia Sites during the Tail Period at a cost equal to [PERCENTAGE DISCOUNT] of the Mogo Rate Card for the first four (4) quarters of the Tail Period and a cost of [PERCENTAGE DISCOUNT] of the Mogo Rate Card for the last two (2) quarters of the Tail Period. However, this right will not be available if this Agreement is terminated pursuant to Article 7 prior to the expiry of the Initial Term.

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5.	MOGO’S Payment OBLIGATIONS

In consideration of Postmedia meeting its obligations under this Agreement and providing the Services, Mogo agrees to compensate Postmedia by paying the Set-up Fee and the Revenue Sharing Payments to Postmedia, and providing Postmedia the right to subscribe for the Mogo Warrants, all as described in greater detail in this Article 5.

5.1	Set-up Fee

Mogo will pay the Set-up Fee to Postmedia as soon as practical following the Effective Date.

5.2	Revenue Sharing Payments

For each quarter following the quarter ended December 31, 2017, during the Initial Term and during the Tail Period, Mogo will pay to Postmedia, no later than 15 days after the end of each such quarter:

(a)	in respect of each quarter during the Initial Term, a Revenue Sharing Payment;

(b)	in respect of each of the first four (4) quarters of the Tail Period, 50% of the Revenue Sharing Payment; and

(c)	in respect of each of the last two (2) quarters of the Tail Period, 35% of the Revenue Sharing Payment.

5.3	Issuance of Mogo Warrant

Mogo will provide Postmedia with the right to subscribe for warrants (the “Mogo Warrants”) to purchase that number of common shares in the capital of Mogo that represent 6% of the fully diluted share capital in Mogo in existence at the Effective Date. On the Effective Date, Mogo will accept Postmedia’s subscription and issue to Postmedia a certificate (the “Warrant Certificate”) representing the Mogo Warrants. The Mogo Warrants will:

(a)	have an exercise price per share equal to the greater of: (i) the sixty (60) trading day VWAP of the Mogo common shares on the TSX immediately preceding the Effective Date; (ii) and the five (5) trading day VWAP of the Mogo common shares on the TSX immediately preceding the Effective Date; and

(b)	have the other terms and condition set forth in the form of Warrant Certificate attached hereto as Schedule B.

Mogo has (or covenants that it shall promptly following the Effective Date) comply with all conditions set forth in the TSX Approval Letter in respect of the issuance of the Mogo Warrants.

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6.	Audit and Information Rights

6.1	Mogo Audit and Information Rights

(a)	Within thirty (30) days of the end of each quarter, Postmedia will deliver to Mogo a Promotional Value Statement. Mogo may request an independent audit of Promotional Value Statements at its own expense once every year to be conducted on at least two week’s written notice to Postmedia, such audit to be conducted during normal business hours, on Postmedia’s premises, and shall be limited to records relating specifically to the Promotional Value Statements. If the audit discloses an over-reporting of Promotional Value of more than 5% of actual, Postmedia will be required to reimburse the cost of the audit to Mogo.

(b)	If an audit discloses any over-reporting of Promotional Value, Postmedia will provide Mogo with Promotional Value equal to such shortfall in the current or a subsequent period (at Mogo’s commercially reasonable election), in addition to the Minimum Promotional Value in respect of such current or subsequent period.

(c)	If more than two audits disclose material over-reporting of Promotional Value, then Mogo will have the right to immediately terminate this Agreement pursuant to Section 7.2(a).

7.	term and termination

7.1	Term

Subject to earlier termination in accordance with Section 7.2, the term of this Agreement shall commence as of the Effective Date and will continue until December 31, 2020 (the “Initial Term”).

7.2	Early Termination

(a)	Termination for Breach

Either Party is entitled to terminate this Agreement immediately upon written notice to the other Party, if the other Party has committed a material breach of its obligations under this Agreement and has failed to cure such breach within thirty (30) days of having been provided a written notice from the non-defaulting Party notifying it of such breach and demanding that such breach be cured. If a Party elects to terminate this Agreement under this clause, the Termination Date shall be the date on which such termination notice is provided and, on the Termination Date:

(i)	all commitments of Postmedia with respect to the Services to be provided in respect of the period after the Termination Date shall cease;

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(ii)	Revenue Sharing Payments to Postmedia will cease in respect of the quarter following the quarter in which the Termination Date falls, and all subsequent quarters; and

(iii)	all Mogo Warrants which have not vested on or prior to the Termination Date will expire, but only if Mogo is the Party electing to terminate this Agreement pursuant to this Section 7.2(a).

However, any such termination for breach will not relieve the defaulting Party of any liability to indemnify the non-defaulting Party for such breach as contemplated in Article 12.

(b)	Mogo Termination for Change in Postmedia

Mogo is entitled to terminate this Agreement by providing Postmedia with written notice at any time after the unique monthly visits, as reported by ComScore.com (or any successor entity thereto), in each case with such calculation being made in as similar a manner as possible to the method used to perform such calculation by ComScore.com on the Effective Date, to the digital properties operated by the Postmedia Network drops below:

(1)	7.5 million, on an aggregate basis;

(2)	1 million in British Columbia; or

(3)	3 million in Ontario.

If Mogo elects to terminate this Agreement under this clause, the Termination Date shall be the end of the quarter following the quarter in which such notice is provided and, on the Termination Date all commitments of Postmedia with respect to the Services to be provided in respect of the period after the Termination Date shall cease, Revenue Sharing Payments to Postmedia will cease in respect of the quarter following the quarter in which the Termination Date falls, and all subsequent quarters and all Mogo Warrants which have not vested on or prior to the Termination Date will expire.

(c)	Mogo Termination for Convenience

Mogo is entitled to terminate this Agreement at any time after the first anniversary of the Effective Date by providing sixty (60) days written notice to Postmedia. If Mogo elects to terminate this Agreement under this clause, the Termination Date shall be the end of the quarter following the 60th day after which such notice was given and, on the Termination Date:

(i)	all commitments of Postmedia with respect to the Services to be provided in respect of the period after the Termination Date shall cease;

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(ii)	Revenue Sharing Payments to Postmedia will cease in respect of the quarter following the quarter in which the Termination Date falls, and all subsequent quarters, with the exception that Mogo will pay to Postmedia a single payment on the Termination Date equal to the Revenue Sharing Payments that would have been due in respect of the quarter following the quarter in which the Termination Date falls, and all subsequent quarters during the Initial Term and the Tail Period if this Agreement had not been terminated, multiplied by a factor of 1.3; and

(iii)	all Mogo Warrants will continue to vest and be exercisable in accordance with their terms.

(d)	Insolvency

Either Party is entitled to terminate this Agreement immediately upon written notice to the other Party, if any order is made for the dissolution, liquidation or winding-up of the other Party, or if the other Party is determined to be bankrupt or insolvent, or any application, petition, proposal or proceeding is made, filed or taken by or against the other Party with respect to the bankruptcy, insolvency, dissolution, liquidation or winding-up, or proceedings under the Companies’ Creditors Arrangement Act (Canada), of the other Party, or a conservator, custodian, liquidator, manager, receiver, trustee or any other officer with similar powers is appointed for the other Party or any of its undertaking, property or assets. If a Party elects to terminate this Agreement under this clause, the Termination Date shall be the date on which such notice is provided and, on the Termination Date:

(i)	all commitments of Postmedia with respect to the Services to be provided in respect of the period after the Termination Date shall cease;

(ii)	Revenue Sharing Payments to Postmedia will cease in respect of the quarter following the quarter in which the Termination Date falls, and all subsequent quarters; and

(iii)	all Mogo Warrants which have not vested on or prior to the Termination Date will expire, but only if Mogo is the Party electing to terminate this Agreement pursuant to this Section 7.2(d).

(e)	Survival for Enforcement

Despite termination of this Agreement, any provisions of this Agreement which pertain to circumstances after the termination of this Agreement shall remain effective to the extent required by their terms.

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8.	EXCLUSIVITY

8.1	Postmedia’s relations with Mogo and Mogo Competitors

(a)	Notwithstanding any provisions to the contrary in this Agreement, Postmedia will be permitted to solicit and accept advertisements from Mogo Competitors and Postmedia has no editorial restrictions on any content referring to Mogo, Mogo Competitors or the market that Mogo operates in, or any other matter. The Parties acknowledge that the Postmedia Network operates with editorial independence from any commercial agreements between the Parties now or in the future. Accordingly, Mogo waives all rights to claims it may have under this Agreement against Postmedia or any of its Affiliates for any actions or omissions of the editors or journalists of or engaged by Postmedia or any of its Affiliates.

(b)	Without the prior written consent of Mogo, during the Initial Term, Postmedia will not enter into any agreement with a Mogo Competitor in respect of a strategic arrangement involving the provision by Postmedia of advertising services in respect of a Competing Service in exchange for either (i) a revenue sharing interest, on a percentage basis, in the gross revenues of such Mogo Competitor or business unit of such Mogo Competitor, or (ii) equity, or right to acquire equity, in such Mogo Competitor.

9.	intellectual property and licenseS

9.1	Ownership

All Intellectual Property of a Party shall remain such Party’s exclusive property and all right, title, and interest in the same is reserved by each of the Parties.

9.2	Intellectual Property Licenses

(a)	Postmedia’s Intellectual Property

Postmedia hereby grants to Mogo a worldwide, non-exclusive, royalty free, non-sublicensable, non-transferable license to use, reproduce, store, distribute, publicly display, publicly perform and publish and make derivative works of the Creative Works for Third Party Marketing, subject to any third party licensing restrictions attached to the Creative Works. Mogo agrees that it shall immediately cease using any Creative Works upon notice from Postmedia that such Creative Works are or are likely to become the subject of a third party intellectual property infringement or other third party claim.

(b)	Mogo’s Intellectual Property

Mogo hereby grants to Postmedia a worldwide, non-exclusive, royalty free license to use, reproduce, store, distribute, publicly display, publicly perform and publish and make derivative works of Mogo’s Intellectual Property (including without limitation the Branding Materials) for the purpose of performing its obligations under this Agreement.

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10.	DATA AND DATA ANALYTICS

(a)	Customer Data shall remain the sole and exclusive property of Mogo and Postmedia Analytical Data shall remain the sole and exclusive property of Postmedia.

(b)	Subject to Applicable Laws, Mogo will provide Customer Data relating to Acquired Customers for the purposes of Postmedia’s own research, tracking and analytical purposes.

(c)	Mogo will use commercially reasonable efforts to provide Mogo Analytical Data regarding the effectiveness of the Campaigns to Postmedia, such data to be provided to Postmedia on a perpetual, non-sublicensable, non-transferable, non-exclusive and royalty free basis.

(d)	Postmedia will use commercially reasonable efforts to provide Mogo with data showing the effectiveness of the Campaigns, including awareness, reach, geographic effectiveness and other information that may reasonably be requested by Mogo from time to time.

(e)	Each Party shall, upon request, provide the other Party with technical and other information that is necessary for the other Party to perform its obligations in respect of this Agreement.

(f)	Postmedia will track, and report to Mogo on a weekly basis, the Services provided during the prior week, as well as the Postmedia Contact Points deployed in the prior week.

(g)	On a monthly basis, Mogo will track and report to Postmedia the relevant Postmedia Contact Point Data in regards to the Postmedia Contact Points deployed in the prior month.

(h)	On a weekly basis, each Party will track and report to the other Party, as applicable, the relevant Postmedia Analytical Data and Mogo Analytical Data, as applicable, relating to the Services and Campaigns then being carried out, in order to enable the Designated Representatives to coordinate the day-to-day alignment of marketing planning activities, including adjustments to, and more detailed implementation of, the Campaigns and the Quarterly Marketing Plans.

(i)	All Mogo Analytical Data and Postmedia Contact Point Data provided by Mogo to Postmedia under this Agreement shall be provided on a perpetual, non-exclusive, non-sublicensable, non-transferable, and royalty free basis. All Postmedia Analytical Data provided by Postmedia to Mogo under this Agreement shall be provided on a perpetual, non-exclusive, non-sublicensable, non-transferable, non-exclusive and royalty free basis.

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11.	representations, warranties AND COVENANTS

11.1	Postmedia Representations and Warranties

Postmedia represents and warrants that:

(a)	it is an entity duly constituted and validly subsisting under the laws of its jurisdiction of formation and has all requisite power, legal capacity and authority to enter into this Agreement and to perform its obligations in accordance with the terms of this Agreement;

(b)	this Agreement has been duly authorized, executed and delivered and is a valid and binding agreement enforceable against Postmedia in accordance with its terms and conditions;

(c)	the performance of Postmedia’s obligations hereunder will not violate, nor be in conflict with, any provision of Postmedia’s constating documents, or any agreement or instrument to which Postmedia is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to Postmedia; and

(d)	it shall comply with all Applicable Laws in the performance of its obligations under this Agreement.

11.2	Mogo Representations and Warranties

Mogo represents and warrants that:

(a)	it is an entity duly constituted and validly subsisting under the laws of its jurisdiction of formation and has all requisite power, legal capacity and authority to enter into this Agreement and to perform its obligations in accordance with the terms of this Agreement (including the Warrant Certificate);

(b)	this Agreement (including the Warrant Certificate) has been duly authorized, executed and delivered and is a valid and binding agreement enforceable against Mogo in accordance with its terms and conditions;

(c)	the Branding Materials and any other material provided to Postmedia for inclusion in the Creative Works will not infringe any patents, copyrights, trade secrets, trade-marks, or other intellectual property rights of any third party;

(d)	the performance of Mogo’s obligations hereunder, including the issuance and delivery of the Mogo Warrants and the issuance of Mogo common shares upon the due exercise of the Mogo Warrants, will not violate, nor be in conflict with, any provision of Mogo’s constating documents, or any agreement or instrument to which Mogo is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to Mogo;

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(e)	it shall comply with all Applicable Laws in the performance of its obligations under this Agreement; and

(f)	it is not currently subject to any banking regulatory Governing Body, including the Governing Body from time to time governing the Bank Act (Canada).

12.	Indemnification

(a)	Each Party assumes all liability for and shall indemnify, defend and hold harmless the other Party, the other Party’s Affiliates and their respective directors, officers, employees, agents and representatives (the “Indemnitees”) from and against any and all claims, losses or damages suffered by the Indemnitees as a result of:

(i)	its negligence, fraud or willful misconduct or that of its Affiliates and its and their respective directors, officers, employees, agents and representatives;

(ii)	any breach or inaccuracy of any of its representations and warranties contained in this Agreement, the Warrant Certificate or any certificate, agreement or other instrument delivered in connection herewith or therewith;

(iii)	any breach or violation of any of its covenants, undertakings or other agreements contained in this Agreement, the Warrant Certificate or any certificate, agreement or other instrument delivered in connection herewith or therewith;

(iv)	any breach or infringement by it of any third party privacy rights;

(v)	any infringement by it of any third party Intellectual Property rights (excluding, in the case of Postmedia’s indemnification obligations, any claims related to the Branding Materials or other materials supplied by Mogo to Postmedia for inclusion in the Creative Works); and

(vi)	any use of the Creative Works, or any component thereof, contrary to any licensing restrictions or limitation communicated by the other Party at the time the Creative Works, or component thereof, was supplied by the other Party; and

(b)	Under no circumstance shall either Party, or its Affiliates, be liable to the other Party, its Affiliates or any other Person or entity under or in respect of this Agreement for special, incidental, consequential, punitive, exemplary or indirect damages, loss of goodwill or business profits, work stoppage, data loss or computer failure or malfunction.

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13.	Publicity and Confidentiality

13.1	Acknowledgement

Postmedia acknowledges that this Agreement may constitute a material contract for Mogo and, as a result, forthwith following execution of this Agreement Mogo will be issuing a press release describing its terms and conditions and will be filing a copy of this Agreement on SEDAR. Mogo will provide Postmedia with a reasonable opportunity to redact portions of this Agreement as permitted by Applicable Laws prior to the public filing of this Agreement.

13.2	Confidentiality

Other than as otherwise contemplated by this Agreement, each Party (a “Receiving Party”) agrees that it shall only use Confidential Information for the purposes of carrying out the transactions contemplated by, and giving effect to, this Agreement and shall maintain as confidential and shall not disclose, and shall cause its Affiliates, and its and their respective employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose any information which a reasonable person would expect to be confidential in nature obtained by a Receiving Party from the other Party or its Affiliates or any of its and their respective employees, officers, directors, advisors, agents and representatives in the course of carrying-out the terms of this Agreement or pursuant to the NDA (collectively, “Confidential Information”), provided that a Receiving Party, or its Affiliates, and its and their respective employees, officers, directors, advisors, agents and representatives, may use or disclose Confidential Information in the following circumstances:

(a)	to its auditor, legal counsel, lenders, brokers, underwriters and investment bankers and to persons with which it or any of its Affiliates is considering or intends to enter into a transaction for which such Confidential Information would be relevant;

(b)	where that disclosure by it or its Affiliates is necessary to comply with Applicable Law, including disclosure obligations under applicable securities laws or the requirements of any stock exchange on which the securities of the Receiving Party or its Affiliates may be listed or posted for trading at such time, provided such disclosure is limited to only the Confidential Information so required to be disclosed and that the Receiving Party will have availed itself of the full benefits of Applicable Law as to disclosure on a confidential basis to which it may reasonably be entitled;

(c)	for the purposes of any arbitration proceedings commenced under Section 14.1 or any judicial proceeding before a court of competent jurisdiction related to this Agreement;

(d)	where (i) such information is already widely known by the public other than by breach of the terms of this Section 13.2 or the NDA, (ii) is publicly disclosed by the other Party, or is known to the Receiving Party prior to the entry into of this Agreement or the NDA, or (iii) information that is furnished to the Receiving Party by a third party who, to the knowledge of the Receiving Party has rightfully obtained the Confidential Information without restriction on disclosure, including information which becomes available to any of Postmedia’s print, on-line and/or other editorial departments and/or news rooms;

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(e)	with the prior written consent of the other Party; and

(f)	to its Affiliates and those of its and its Affiliates’ directors, officers, employees, representatives and agents who need to have knowledge of the Confidential Information in order to (i) carry out the terms of this Agreement, or (ii) in connection with any reporting requirements of a Party or its Affiliates under Applicable Law.

Each Party shall ensure that its and its Affiliates’ employees, directors, officers, representatives and agents, including those parties contemplated in Section 13.2(a) who come into possession of Confidential Information, are made aware of this Article 13 and comply with the provisions hereof. The foregoing confidentiality obligation supersedes and replaces the NDA, which is hereby terminated.

13.3	Coordination of Announcements and Disclosure

Each of the Parties will consult with each other before any Party or its Affiliates issues any press release or otherwise makes any public disclosure regarding this Agreement or the transactions contemplated hereby and shall not, and shall cause its Affiliates to not, issue any such press release or make any such public disclosure before receiving the consent of the other Party, provided however, that nothing in this Section 13.3 shall prohibit any Party or its Affiliates from making a press release or other disclosure required by Applicable Law or by the policies of any stock exchange on which the securities of such Party or its Affiliates are then listed or posted for trading if the Party or its Affiliate making the disclosure has first consulted with the other Party hereto.

14.	general

14.1	Dispute Resolution

All disputes and questions whatsoever which shall arise between any of the Parties in connection with this Agreement, or the construction or application thereof or any Section or thing contained in this Agreement or as to any act, deed or omission of any Party or as to any other matter in any way relating to this Agreement, shall be resolved by arbitration. Such arbitration shall be conducted by three arbitrators, one to be selected by each Party and the third arbitrator to be selected by agreement of the two arbitrators selected by the Parties. Unless otherwise agreed to by the Parties, the arbitration shall be held in the City of Toronto. The procedure to be followed shall be agreed to by the Parties or, in default of such agreement, determined by the arbitrators. The arbitration shall proceed in accordance with the provisions of the Arbitration Act, 1991 (Ontario). The arbitrators shall have the power to proceed with the arbitration and to deliver their award notwithstanding the default by any Party in respect of any procedural order made by the arbitrator. The decision arrived at by the arbitrators shall be final and binding and no appeal shall lie therefrom. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction.

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14.2	Notices

All notices or other communications between the Parties under this Agreement must be in writing and given to the receiving Party either personally (including by courier) or by e-mail, at the address and e-mail address for each Party set out below or at any other address or e-mail address or to the attention of any other person of which a Party notifies the other Party in accordance with this Section.

If to Postmedia:

Postmedia Network Inc.
365 Bloor Street East, 12th Floor
Toronto, ON M4W 3L4

Attention: Andrew MacLeod, President and Chief Operating Officer

with a copy to:

legal@postmedia.com

Gillian Akai, EVP, General Counsel and Corporate Secretary

If to Mogo:

Mogo Finance Technology Inc.
2100-401 West Georgia Street
Vancouver, BC V6B 5A1

Attention: David Feller, Chief Executive Officer

with a copy to:

Alice Davidson, Vice President and General Counsel

aliced@mogo.ca

All notices or other communications will be considered to have been provided when: (a) in the case of personal delivery or delivery by courier, when delivered; (b) in the case of e-mail, on the next business day after which it has been sent, provided that the sender has not received a reply e-mail indicating that an error in delivery occurred or that the recipient is away (“out of office”).

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14.3	Currency

All references to currency are to Canadian Dollars.

14.4	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the applicable laws of Canada. Each Party submits to the exclusive jurisdiction of the courts of Ontario.

14.5	Entire Agreement

This Agreement sets forth the entire understanding between the Parties and supersedes all prior agreements, proposals, representations, warranties and all other communications between the Parties relating to the subject matter hereof, including the Term Sheet between the Parties dated on or about January 11, 2016.

14.6	Amendments

No amendments or modifications to this Agreement will be binding unless executed in writing by both of the Parties.

14.7	Waiver

No waiver of any provision of this Agreement shall be construed as a waiver of any other provision hereof nor shall such a waiver be construed as a continuing waiver.

14.8	Further Assurances

The Parties shall from time to time and at all times do such further acts and execute and deliver all further documents as required in order to fully perform and carry out the terms of this Agreement.

14.9	Expenses

Except as otherwise expressly provided in this Agreement, each Party will bear its own travel, legal, accounting and other expenses in connection with the preparation, negotiation, execution and performance of this Agreement and the performance of its obligations under this Agreement.

14.10	Remedies

Unless otherwise expressly provided in this Agreement, each Party’s rights and remedies specified in this Agreement are cumulative and are not exclusive of any other rights or remedies that a Party may have, whether under this Agreement, at law, in equity or otherwise.

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14.11	Severability

If any clause or provision of this Agreement is declared invalid or unenforceable, the remainder of this Agreement will remain in full force and effect.

14.12	Subcontracting

Each Party may only subcontract the performance of its obligations under this Agreement with the express prior written permission of the other Party. Each Party shall be responsible for the work of its subcontractors to the same standard as stated in this Agreement.

14.13	Assignment

This Agreement may not be assigned by either Party except:

(a)	with the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed;

(b)	in the case of a sale, transfer or assignment by a Party of all or substantially all of its assets, in which case the Party must include as a condition of such sale, transfer or assignment that the purchaser or assignor that holds such assets assumes and agrees to be bound by this Agreement, and in such case the consent of the other Party is not required.

14.14	Force Majeure

Neither Party will be responsible for damages caused by delay or failure to perform undertakings under the terms of this Agreement when the delay or failure is due to fires, strikes, floods, acts of God or the Queen’s enemies, lawful acts of public authorities, or delays or defaults caused by common carriers, which cannot reasonably be foreseen or provided against.

14.15	Enurement

This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

14.16	Counterparts

This Agreement may be executed in one or more counterparts and delivered by facsimile or electronic mail, each of which will be deemed an original, and all of which together constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement with effect as of the Effective Date.

POSTMEDIA NETWORK INC.		MOGO FINANCE TECHNOLOGY INC.

Per:	(signed) "Andrew MacLeod"	Per:	(signed) "Gregory Feller"
	Name: Andrew MacLeod		Name: Gregory Feller
	Title: President and COO		Title: President and CFO
Per:	(signed) "Gillian Akai"
Name: Gillian Akai
Title: EVP, GC and Corporate Secretary

SCHEDULE A

QUARTERLY MARKETING PLAN PROMOTIONAL VALUE ALLOCATION

Table referred to in the definition of “Mogo Rate Card”.

[TABLE REFERRED TO IN DEFINITION OF "MOGO RATE CARD" REDACTED]

SCHEDULE B

WARRANT CERTIFICATE